EXHIBIT (a)(1)(ii)
Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of
Lafarge North America Inc.

February 5, 2006
Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
Attention: Mr. Marshall A. Cohen
Mr. Philippe R. Rollier
Ladies and Gentlemen:
     Lafarge S.A. (“Lafarge”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of Lafarge North America Inc. (“LNA” or the “Company”) not owned by Lafarge, at a purchase price of $75 per share in cash. This represents a premium of approximately 16.7% over the closing price on February 3, 2006 and 31.0% over the average closing price during the past three months. In our view, this represents a fair price to LNA’s shareholders and this transaction will be mutually beneficial to LNA’s shareholders and Lafarge. We also intend to commence a tender offer for all of the exchangeable preference shares of Lafarge Canada not owned by Lafarge at the same offer price.
     The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of LNA not owned by Lafarge and its affiliates and ownership by Lafarge of at least 90% of the outstanding shares of LNA, in each case taking into account both the common shares and exchangeable preference shares together as a group. We expect that any common shares not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer. We have entered into a credit agreement with JPMorgan and BNP Paribas that, together with our existing credit facilities, will enable us to complete the transaction.
     We believe that Lafarge’s offer to acquire the minority shares of LNA represents a unique opportunity for LNA shareholders to realize the value of their shares at a significant premium to LNA’s current and recent stock price. We also believe that the successful completion of the tender offer will benefit Lafarge itself. In short, we believe that this transaction is a “win-win” situation for the shareholders, as well as the customers and employees, of both companies.
     As the longtime majority stockholder of LNA, we wish to acknowledge your dedicated efforts as board members and management of the Company and to express our appreciation for the significant contribution that the board members and management of LNA have made to the success of the Company over the past several years.
61, rue des Belles Feuilies B.P. 40 75782 Paris cedex 16 France
Telephone : 33.1 44 34 12 99 Telecopie : 33.1 44 34 19 90
S.A. au capital de 702 304 324 €542 105 572 RCS Paris

     Please note that, as evidenced by our long history with LNA, Lafarge is not interested in selling its shares of the Company.
     We intend to commence our tender offer within two weeks. Lafarge expects that the Company’s board of directors will form a special committee consisting of independent directors to consider Lafarge’s proposal and to make a recommendation to the Company’s shareholders with respect to our proposal. In addition, Lafarge will encourage the special committee to retain its own legal and financial advisors to assist in its review of our proposal and the development of its recommendation. We are hopeful that, by proceeding with a tender offer, the Company’s shareholders will be able to receive payment for their shares earlier than would otherwise be the case if we sought to negotiate a merger agreement.
     A copy of the press releases announcing the tender offer is attached for your information. We expect to make these releases public prior to the opening of the New York Stock Exchange on February 6, 2006.

Very truly yours,

Bruno Lafont